

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Shirley Hu
Chief Financial Officer
Tencent Music Entertainment Group
Unit 3, Building D, Kexing Science Park
Kejizhongsan Avenue
Hi-TechPark, Nanshan District
Shenzhen, 518057, the People's Republic of China

      Re: Tencent Music Entertainment Group
          Form 20-F for the Year Ended December 31, 2022
          Filed April 25, 2023
          File No. 001-38751

Dear Shirley Hu:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Item 3. Key Information
Condensed Consolidating Schedule , page 4

1.   Please recharacterize the WFOE's economic interest in the VIE as a receivable on the summary balance sheets starting on page 6. We understand that the WFOE does not hold any equity in the VIE. Clarify the Total Equity Section of the summary balance sheets so that capital contributions to the PRC subsidiaries and loans to the VIEs are transparent. Also, revise the summary cash flow data on page 8 to include separate line items and annotations for capital contributions to PRC subsidiaries and loans and principal repayments to/ from the VIEs.

Item 5. Operating and Financial Review and Prospects
5.A. Operating Results , page 109

2.   In an overview, please briefly discuss how the Foreign Investment Law could materially affect, directly or indirectly, your operations, organizational structures, activities, and how it would cause reported financial information not to be necessarily indicative of future operating results or future financial condition, should the VIE contractual arrangements be deemed as a form of foreign investment. Refer to Instruction 9 to Item 303(b) of Regulation S-K.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenues, page 116

3.   To the extent material, please describe qualitatively and quantitatively the underlying reasons for changes among offsetting items within revenues from online music services, including advertising revenue among others. Refer to Item 303(b) of Regulation S-K.

Non-IFRS Financial Measure, page 118

4.   We note that you reported non-IFRS measures, such as Earnings per share for Class A and Class B ordinary shares (Non-IFRS financial measure) and Earnings per ADS (Non-IFRS financial measure) hereunder and the corresponding IFRS measures elsewhere in the filing. In future filings, please present the comparable IFRS measures whereever non-IFRS measures are reported. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

5.   Please clarify if the adjustment for amortization to calculate Adjusted Profit relates only to identifiable intangible assets resulting from acquisitions. Additionally, please provide additional context as to the nature of prepayments for music content and disclose why you are including the related amortization as a non-IFRS adjustment.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

6.   We note your statement that you reviewed your register of members and public filings on Schedule 13G made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

7.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or

affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

8. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for your "material operating entities." Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
    *   With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
    *   With respect to (b)(3), (b)(4), and (b))(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

9. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge". Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Notes to the Consolidated Financial Statements
1.2 Organization and Principal Activities
Risks in relation to the VIEs, page F-14

10. We note your statement that "if the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Company's ability to use the Contractual Arrangements and the Company's ability to conduct business through them could be severely limited." Please update this disclosure to reflect the enactment of the Foreign Investment Law or advise us. It appears you should address any uncertainties regarding interpretation and implementation of the enacted law as it applies to your VIEs.

2.24 Revenue Recognition , page F-25

11. Tell us how you considered disaggregating advertising revenue apart from revenue from online music services. In this regard, we note you addressed it separately in your earnings calls and Forms 6-K. Refer to paragraph 114 of IFRS 15.

12. Please disclose your policies for recognizing sponsorship advertising revenue or advise us.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes, Staff Attorney at 202-551-3370 or Daniel Morris, Legal Branch Chief at 202-551-3314 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Technology